UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated September 17, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia announces changes to its leadership team and the creation of Technology and AI and Corporate Development Organizations

Stock exchange release	1 (4)
17 September 2025

Nokia Corporation
Stock Exchange Release
17 September 2025 at 13:00 EEST

Nokia announces changes to its leadership team and the creation of Technology and AI and Corporate Development Organizations

•	Nokia announces the creation of two new teams, a Technology and AI Organization (TAO) and a Corporate Development Organization (CDO) to strengthen the company’s capabilities in technology innovation, bring better support to business development and create more focused organizations.

•	Pallavi Mahajan to join Nokia as Chief Technology and AI Officer and Konstanty Owczarek to join Nokia as Chief Corporate Development Officer. Both Mahajan and Owczarek will join Nokia’s Group Leadership Team on 1 October 2025.

•	Nishant Batra has decided to step down as Chief Strategy and Technology Officer and from the Group Leadership Team effective 30 September 2025.

Espoo, Finland – Nokia today announced leadership changes and the creation of two new organizations – a Technology and AI Organization and a Corporate Development Organization. The changes are made to strengthen the company’s capabilities in technology innovation, bring better support to business development, and create more focused organizations. The two new organizations will be effective 1 October 2025.

“To succeed in the AI supercycle, we need to focus on where we can drive differentiation through our core technologies, strengthen our capabilities in security and AI, and maximize the value of partnerships in our ecosystem. Having a dedicated Technology and AI organization will be an important asset for us and our customers. The new Corporate Development organization will accelerate our strategy evolution and execution, and support our businesses,” said Nokia’s President and CEO Justin Hotard.

The Technology and AI Organization will integrate Nokia Bell Labs, Technology and AI Leadership, and Group Security. This organization will be led by Pallavi Mahajan, previously Corporate Vice President and General Manager of Data Center and Artificial Intelligence Software at Intel. She has significant experience from networks, software and AI. Mahajan has held several executive roles, including leading Intel’s innovation at the intersection of networking, mobility, cloud, edge and AI. At HPE, she pioneered supercomputing programs and led the company’s hybrid cloud strategy. Earlier in her career at Juniper Networks, she spearheaded the development towards self-driving networks.

Corporate Development Organization will integrate Corporate Development, Strategic Partnerships, Mergers and Acquisitions, incubation activities and NGP Capital. This organization will be led by Konstanty Owczarek, who has broad experience in corporate development, investment banking, investing and strategy. He has held executive positions at HPE’s High Performance Compute, AI & Labs business, where he led strategy and business development, including the strategic pivot to Generative AI, as well as product life cycle management and other operating management. Before HPE he was Head of Strategy and Innovation for AIG’s Life and Retirement business.

www.nokia.com

Stock exchange release	2 (4)
17 September 2025

“I am delighted to welcome Pallavi to Nokia. She is recognized for her rare combination of deep technical expertise, commercial acumen, and proven ability to scale multi-billion-dollar product portfolios at the intersection of AI, mobile, and edge computing. I am also excited to welcome Konstanty to Nokia. He brings with him a unique combination of expertise spanning strategy, corporate development and finance across a variety of industries,” Hotard continued.

Nishant Batra has decided to step down as Chief Strategy and Technology Officer and from the Group Leadership Team on 30 September 2025.

“I would like to thank Nishant for his contribution to Nokia over the past five years. He led a transformation of Nokia Bell Labs, helped to position Nokia at the forefront of 6G, accelerated our digital and security transformation, and led the execution of our innovation strategy,” Hotard added.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

Pallavi Mahajan, CV
Born: 1977
Nationality: Indian Citizen

Education:
Advanced Leadership Program, Stanford University Graduate School of Business

Master of Science, Software Systems, Birla Institute of Technology and Science, Pilani

Bachelors of Technology, Computer Science, National Institute of Technology Kurukshetra

Experience:
2024–2025 Corporate Vice President & GM, Data Center and AI Group, Intel

2022–2024 Corporate Vice President & GM, Network and Edge Group, Intel

2021–2022 Vice President, Solutions Engineering & Customer Experience, High Performance Compute, Hewlett Packard Enterprise

2020–2021 Vice President, Head of Software Engineering for Compute, Hewlett Packard Enterprise

2016–2019 Vice President Engineering, Juniper Networks

2003–2016 Several senior positions, Juniper Networks

2001–2003 Technical Lead, BayPackets

1998–2001 Research Engineer, Centre for Development of Telematics (C-DOT)

www.nokia.com

Stock exchange release	3 (4)
17 September 2025

Additional positions:
2010–2015 Member of Advisory Board, MotifWorks

Konstanty Owczarek, CV
Born: 1979
Nationality: US and Polish Citizen

Education:

Master of Finance and Banking, University of Lodz; Copenhagen Business School

Bachelor of Business Administration (BBA), Emory University

Experience:

2024–2025 Managing Partner and Founder, KJO Advisors LLC

2022–2024 Chief Strategy Officer and Chief Operating Officer, HPC, AI and Labs, Hewlett Packard Enterprise

2020–2022 Global Head of Strategy and Innovation, President of New Markets, AIG Life, American International Group, Inc.

2018–2020 Head of M&A and Strategy, AIG Life & Retirement, American International Group, Inc.

2015–2017 Managing Director, AIG Corporate Development, American International Group, Inc.

2009–2015 Co-Founder, Strategic Risk Capital Advisors, LLC

2004–2009 Associate and Vice President, Integrated Finance Ltd. (IFL) / Marakon Associates

2003–2004 Analyst, Technology, Media and Telecom Group, Bear Stearns & Co.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	4 (4)
17 September 2025

Media inquiries
Nokia Communications
Maria Vaismaa, Global Head of External Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Nokia Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal